                                                      Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                               Subject Company:  Mission Critical Software, Inc.
                                                   Commission File No. 000-26205

Material posted on NetIQ Corporation's website on February 28, 2000 concerning the merger of NetIQ and Mission Critical Software, Inc.

                                     ***

            Mission Critical and NetIQ Agree to Merger of Equals

     Mission Critical Software Inc. of Houston, Texas, and NetIQ Corporation of Santa Clara, California, have announced a strategic merger of equals to create a powerhouse uniquely positioned to provide comprehensive, leading-edge solutions for managing eBusiness infrastructures and Windows NT- and Windows 2000-based systems and applications. The agreement, which was unanimously approved by the board of directors of both companies, will create a combined company with a current market value in excess of $2.7 billion. In a separate transaction, Mission Critical has also agreed to acquire Ganymede, a leading provider of end-to-end network performance management software.

     To help you understand the details of the proposed merger, we've set up this special section of our Web site with the following information:

 .  Press Release. The press announcement jointly issued by NetIQ and Mission
   -------------
   Critical.

 .  The Merger at a Glance. An overview of the merger and the new company that
   ----------------------
   will emerge as a result.

 .  Frequently Asked Questions. Answers to the most common questions about the
   --------------------------
   merger.

 .  Web Cast. Find out how to listen to the conference call where investors are
   --------
   briefed about the deal.

 .  A Letter to Our Customers. NetIQ CEO Ching-Fa Hwang explains how customers
   -------------------------
   will benefit from the merger.

[Press Release link]

Mission Critical and NetIQ Agree to Merger of Equals

Creates Premier Provider Of Microsoft Windows NT and Windows 2000 eBusiness Infrastructure Management Software Solutions

     HOUSTON, TX, and SANTA CLARA, CA, February 28, 2000 - Mission Critical Software, Inc. (NASDAQ: MCSW) and NetIQ Corp. (NASDAQ: NTIQ) today jointly announced a strategic merger of equals to create a powerhouse uniquely positioned to provide comprehensive, leading-edge solutions for managing eBusiness infrastructures and Windows NT- and Windows 2000-based systems and applications. The agreement, which was unanimously approved by the boards of directors of both companies, will create a combined company with a current market value in excess of $2.7 billion. In a separate transaction, Mission Critical Software has also agreed to acquire Ganymede Software, Inc., a privately held company that is a leading provider of end-to-end network performance management software.

     The combination of Mission Critical Software and NetIQ brings together two established leaders in Windows NT and Windows 2000 eBusiness infrastructure management with market-leading and highly complementary products and a shared strategic vision. The new company will provide eBusinesses, enterprise customers and application service providers (ASPs) with the most comprehensive infrastructure management solutions encompassing administration, directory, and application performance management.

     Michael S. Bennett, currently Mission Critical Software's chairman, president and chief executive officer, will be executive chairman of the new company, and Ching-Fa Hwang, currently president and chief executive officer of NetIQ, will be chief executive officer.

     Under the terms of a definitive merger agreement, Mission Critical Software stockholders will receive 0.9413 share of NetIQ common stock for each Mission Critical Software common share. Each company's stockholders will receive shares representing about 50 percent of the new company on a diluted basis. The merger will be accounted for as a purchase and is expected to be tax-free to the stockholders of both companies. The merger, which is expected to close during the June 2000 quarter, is subject to regulatory approvals, approval by the stockholders of both companies, and customary closing conditions. At the closing of the merger, the companies expect to create a new corporate name and stock symbol.

     "eCommerce is an increasingly pervasive element of our economy, and eBusiness infrastructure management has become a critical component for success," said Michael S. Bennett. "Windows 2000 is clearly poised to be a platform of choice for the new era of eBusiness and, with this transaction, the combined company will be superbly positioned to deliver the most comprehensive and scalable solutions for Windows availability, performance and security for customers."

     "This is a tremendously synergistic combination that will deliver strong results for customers and stockholders," said Ching-Fa Hwang. "By bringing together our two companies, their complementary product offerings and target markets - and by leveraging the combined intellectual property, and financial and human resources - we will be able to offer customers the solutions necessary for comprehensive end-to-end management of their Windows 2000-based infrastructures. We have a clear vision for smoothly integrating our organizations and are committed to ensuring that we maximize the potential of what will become the clear leader in the Windows 2000 systems management and eBusiness infrastructure management space."

     Hwang continued, "We believe our organizations are a superb fit from both a market and cultural standpoint, and we look forward to working with our new colleagues."

     The New Company

     The new company will be headquartered in Santa Clara, California with key executives, development and operational personnel in Houston, Texas. The two companies had combined revenue of approximately $63 million for the twelve months ended December 31, 1999 and approximately 375 employees at year-end.

     In addition to Bennett and Hwang, other key members of the new company's executive team are James A. Barth, current chief financial officer of NetIQ, who will be chief financial officer, Stephen E. Odom, current chief financial and operating officer at Mission Critical Software, who will be chief operating officer, and Thomas P. Bernhardt, current chief technology officer of Mission Critical Software, who will be chief technology officer. The Board of Directors will be composed of 9 members, 4 each from Mission Critical Software and NetIQ including Bennett, Hwang, Bernhardt, and one jointly appointed member.

     Mission Critical Software was advised in the transaction by Chase H&Q. NetIQ was advised by Credit Suisse First Boston.

     Mission Critical Purchasing Ganymede

     Mission Critical Software also announced today that it has entered into a letter of intent to acquire Ganymede, a recognized leader in end-to-end network performance management. Under the terms of the agreement, Mission Critical Software will issue 2.75 million shares and options in a transaction to be accounted for as a purchase. Based on Mission Critical Software's closing share price of $62.25 on February 25, 2000, the total value of the transaction would be approximately $171.2 million. The addition of Ganymede will further enable the new company to provide customers a comprehensive end-to-end eBusiness performance management solution to measure transaction performance across all eBusiness infrastructure components: applications, network, directory, and servers. Ganymede had revenue of approximately $10 million for the twelve months ended December 31, 1999.

     Bennett said, "Ganymede is the industry leader in eBusiness network performance monitoring, and by adding their capabilities to Mission Critical's and NetIQ's infrastructure, application and system management capabilities, we will be able to deliver the most comprehensive, end-to-end solution for eBusiness infrastructure management."

     The acquisition of Ganymede is expected to close during the June 2000 quarter, at or prior to the closing of the merger with NetIQ. Mission Critical Software was advised by Chase H&Q. Ganymede was advised in the transaction by Robertson Stephens.

     About NetIQ

     NetIQ, headquartered in Santa Clara, California with 1999 calendar year revenues of approximately $29 million, is a leading provider of eBusiness infrastructure management software that lets organizations optimize the performance and availability of their Windows NT- and Windows 2000-based systems and applications such as Microsoft BackOffice, Citrix, Oracle, SAP R/3 and Lotus Domino. For more information visit the NetIQ Web site at http://www.netiq.com.
                                                         --------------------

     About Mission Critical

     Mission Critical Software is a leading provider of systems management software for Windows NT- and Windows 2000-based networks and Internet infrastructures. The company, with 1999 calendar year revenues of approximately $34 million, is headquartered in Houston, Texas, and operates regional offices in the U.S., Canada and Europe. For more information visit the Mission Critical Software Web site at http://www.missioncritical.com

     About Ganymede

     Ganymede, with approximately 80 employees at December 31, 1999, provides performance management solutions that help IT managers deliver reliable, high-performance networked applications. Using Ganymede's flagship software products, Chariot for testing and Pegasus for monitoring, IT managers can understand networked application performance from the end user's perspective. Ganymede is based in Raleigh, N.C. For more information visit the Ganymede Web site at http://www.ganymede.com.

     All referenced product names are trademarks of their respective companies.

     With the exception of the historical data contained herein, this press release is comprised of statements relating to future results of the companies that are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.

================================================================================
     Contacts
For Mission Critical                            For NetIQ

Susan Torrey                                    Debra Randall
Press & Investor Relations                      Investor Relations
(713) 548.1863                                  (408) 330-7116
susan.torrey@missioncritical.com                debra.randall@netiq.com
--------------------------------                -----------------------

Steve Odom                                      Laurie Chun
Public Relations                                Chief Financial Officer
(713) 548-1829                                  (408) 330-7113
steve.odom@missioncritical.com                  laurie.chun@netiq.com

For Ganymede
                                                Jim Barth
Katherine Demacopoulos                          Chief Financial Officer
Public Relations                                (408) 354-3956
(919) 469-0997 x325                             jim.barth@netiq.com
katherined@ganymede.com
-----------------------
mailto:steve.odom@missioncritical.com
-------------------------------------
mailto:steve.odom@missioncritical.com
-------------------------------------

["The Merger at a Glance" link]

Essential Facts About the Merger

The players        NetIQ Corporation
                   Performance and availability management solutions for Windows NT and Windows 2000

                   Mission Critical Software Inc.
                   Administration and directory management for Windows NT and Windows 2000

                   Ganymede Software Inc.
                   Networked application performance management

Outline of the     Mission Critical Software Inc. and NetIQ Corporation have
proposed merger    agreed to combine in a merger of equals transaction

                   Mission Critical acquires Ganymede

New company name   Will be announced at the closing of the merger

The result         The leading ISV for managing eBusiness infrastructures and
                   Windows 2000-based networks, systems and applications

Combined calendar  $73 million
1999 revenues

Combined market    $2.7 billion
capitalization

Employees          Approximately 460

Headquarters       Santa Clara, California

Other significant  *          Houston, Texas
locations          *          Raleigh, North Carolina
                   *          Redmond, Washington

Chief Executive    Ching-Fa Hwang, currently CEO of NetIQ
Officer

Executive          Michael S. Bennett, currently President, CEO and Chairman
Chairman           of Mission Critical

Additional         Combined install base of over 1,000 customers
strengths
                   Most comprehensive coverage of Windows 2000 and eBusiness infrastructure management

                   Global presence with office locations and distributors in North America, Latin America, Europe and Asia Pacific

[Frequently Asked Questions link]

Answers to Your Questions About the Merger

     Why did NetIQ and Mission Critical choose to merge?

     NetIQ is the market leader in performance and availability management of Windows NT and Windows 2000 systems and applications. Mission Critical is the market leader in administration and directory management of Windows NT and Windows 2000. Both companies have enjoyed rapid growth as customers enthusiastically embraced their highly focused, best-of-breed products. This strategic merger creates a company uniquely positioned to provide customers with comprehensive, leading-edge solutions for managing eBusiness infrastructures and Windows 2000-based networks, systems and applications.

     Don't NetIQ and Mission Critical have competing product lines?

     Both companies realized that, over time, the perceived overlap in their product lines would evolve into actual overlap through the normal evolution of their products. Now is precisely the right time for NetIQ and Mission Critical to combine forces and become the undisputed leader of Windows NT and Windows 2000 systems management. Instead of competing against each other, the two companies will pool their talents and resources to deliver even superior products to their customers.

     What does Mission Critical's acquisition of Ganymede add to this equation?

     Mission Critical's acquisition of Ganymede, a recognized leader in networked application performance management, further enhances the combined company's ability to offer "end-to-end" management solutions. These comprehensive solutions will encompass infrastructure, applications, directory and end-to-end network management.

     What will the combined companies be called?

     We will choose a new name for the company at the closing of the merger.

     Where will the new company's offices be?

     The headquarters will be in Santa Clara, California, with additional development labs and operations centers in Houston, Texas, and Raleigh, North Carolina.

     How big is the new company?

     The merger creates a company with:

 .  Approximately 460 employees

 .  Combined calendar 1999 revenues of $73 million

 .  Market capitalization in excess of $2.7 billion

 .  Combined list of over 1,000 customers

 . Comprehensive coverage of Windows 2000 and eBusiness infrastructure management

 . Global presence with office locations and distributors in North America, Latin America, Europe and Asia Pacific

     How will the merger benefit our customers?

     We believe this combination will deliver additional value to our customers. By bringing together three companies with complementary product offerings and target markets - and by leveraging the combined intellectual capital and financial resources - we will be able to offer customers a single source for best-of-breed tools necessary for end-to-end management of their Windows 2000 platform.

     How will the merger benefit our partners?

     Our merger will offer our partners a more robust and broader line for our joint customers, allow our joint customers to get greater support and resources from the combined NetIQ/Mission Critical entity, and see the acceleration of new products and features being delivered to address the most significant systems management needs of our joint customers.

     With the exception of the historical data contained herein, this Frequently Asked Questions link contains statements relating to future results of the companies that are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.


Contacts:

For Mission Critical Software:

[Web Cast link]

Mission Critical Software and NetIQ to Host Analyst/Investor Conference Call

     Mission Critical Software and NetIQ will host a dial-in analyst/investor conference call Monday, February 28, 2000 at 10:00 a.m. (EST) to discuss the proposed merger between the two companies. Individuals calling from the United States can access the call by dialing 800-491-3988 at 9:50 a.m. (EST). International callers should dial 303-267-1002. Media are invited to join the call in a listen-only mode.

Who          Mission Critical Software and NetIQ Analyst/Investor Conference
             Call

What Michael S. Bennett, Chairman, President & CEO, MCS Ching-Fa Hwang, President & CEO, NetIQ

When         Monday, February 28, 2000 10:00 a.m. EST

Conference   800-491-3988
call number  303-267-1002 for international callers
             Dial-in by 9:50 a.m. EST
             Conference ID# 674361

Rebroadcast  February 28, 2000 beginning at 11 a.m. (EST) through Thursday,
             March 2, 2000

Rebroadcast  1-800-625-5288
call number  303-804-1855 for international callers
             Enter Reservation #: 674361

Web cast To listen to the live Internet broadcast available through Investor Broadcast Network's Vcall website, please link to http://www.vcall.com/. Listeners should go to the website at least
             ---------------------
             fifteen minutes before these events to register, download, and install any necessary audio software. For those unable to attend the live broadcast, a replay will be available beginning approximately one hour after the event.

["Letter from NETIQ CEO Ching-Fa Hwang" link]

     February 28, 2000

     To Our Valued Customers:

     Exciting news! Mission Critical Software Inc. and NetIQ Corporation have agreed to combine in a merger of equals transaction. This merger creates a Windows NT and Windows 2000 systems management powerhouse: NetIQ's best-of-breed performance and availability management solutions combined with Mission Critical's best-of-breed administration and directory management solutions.

     At the same time, Mission Critical is acquiring Ganymede Software, a recognized leader in networked application performance management, further enhancing the new company's ability to offer Windows NT/2000-centric "end-to-end" management solutions.

     How does the merger benefit me?

     For you our customers, some specific benefits of the new company include:

 .    Greater product portfolio for your Windows 2000 systems management needs:
     the merger of NetIQ and Mission Critical offers you the broadest set of leading-edge solutions for managing your eBusiness infrastructures and Windows NT- and Windows 2000-based networks, systems and applications.

 .    Greater support and resources: the combined company will be able to improve upon its already stellar support for your systems management needs with a staff of approximately 460 employees, a market capitalization of over $2.7 billion, an install base of over 1,000 customers, combined calendar 1999 revenues of over $73 million, and a global presence with office locations and distributors in North America, Latin America, Europe and Asia Pacific.


 .    Introduction of new products: we're genuinely excited about the enhancements to existing products and the new solutions that we will be able to provide you once we get these talented teams of Windows NT/2000-savvy developers working together.

     What happens next?

     As with all mergers, it will take several months to gain all the necessary shareholder approvals and finalize other details. We will keep you up to date on any additional developments that may be of interest. For now we would like you to know that this announcement will have absolutely no effect on the great service and support you have come to expect from NetIQ, and you should continue to contact us through all the regular channels.

     Finally, we'd like to thank you for your support. We look forward to offering you more and better Windows NT/2000 systems and applications management solutions in the future. If you have any questions that aren't answered in this special section of our Web site, feel free to contact your NetIQ representative.

                                  Best regards,

                                  /s/ Ching-Fa Hwang
                                  President and CEO
                                  NetIQ Corporation

     With the exception of the historical data contained herein, this letter contains statements relating to future results of the companies that are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For Mission Critical Software:

Susan Torrey, Press & Investor Relations, 713-548-1863,
mailto:susan.torrey@missioncritical.com
---------------------------------------

Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
------ ------------------------------

For NetIQ:

Debra Randall, Investor Relations, 408-330-7116, mailto:debra.randall@netiq.com
                                                 ------------------------------
Laurie Chun, Public Relations, 408-330-7113, mailto:Laurie.chun@netiq.com
                                             ----------------------------
Jim Barth, Chief Financial Officer, 408-354-3956, mailto:Jim.barth@netiq.com
                                                  --------------------------

For Ganymede:

     Katherine Demacopoulos, Public Relations, 919-469-0997 x325,
mailto:katherined@ganymede.com
------------------------------

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical Software's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on May 26, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on May 28, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.


Contacts:

For Mission Critical Software:
Susan Torrey, Press & Investor Relations, 713.548.1863,
mailto:susan.torrey@missioncritical.com
---------------------------------------
Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
------ ------------------------------

For NetIQ:
Debra Randall, Investor Relations, 408-330-7116, mailto:debra.randall@netiq.com
                                                 ------------------------------
Laurie Chun, Public Relations, 408-330-7113, mailto:Laurie.chun@netiq.com
                                             ----------------------------
Jim Barth, Chief Financial Officer, 408-354-3956, mailto:Jim.barth@netiq.com
                                                  --------------------------

For Ganymede:
Katherine Demacopoulos, Public Relations, 919-469-0997 x325,
mailto:katherined@ganymede.com
------------------------------